SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
JOHN ADEBIYI •	42/F, EDINBURGH TOWER, THE LANDMARK
CHRISTOPHER W. BETTS	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
EDWARD H.P. LAM •*		CHICAGO
G.S. PAUL MITCHARD QC •	TEL: (852) 3740-4700	HOUSTON
CLIVE W. ROUGH •	FAX: (852) 3740-4727	LOS ANGELES
JONATHAN B. STONE *	www.skadden.com	NEW YORK
ALEC P. TRACY *		PALO ALTO
• (ALSO ADMITTED IN ENGLAND & WALES)		WASHINGTON, D.C.
* (ALSO ADMITTED IN NEW YORK)		WILMINGTON

REGISTERED FOREIGN LAWYERS		BEIJING
Z. JULIE GAO (CALIFORNIA)		BRUSSELS
RORY MCALPINE (ENGLAND & WALES)		FRANKFURT
GREGORY G.H. MIAO (NEW YORK)		LONDON
ALAN G. SCHIFFMAN (NEW YORK)		MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO

March 21, 2014

Confidential

Mark P. Shuman, Legal Branch Chief

Matthew Crispino, Staff Attorney

Patrick Gilmore, Accounting Branch Chief

Joyce Sweeney, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Xunlei Limited (CIK No. 0001510593)

Response to the Staff’s Comment Letter Dated March 11, 2014

Dear Mr. Shuman, Mr. Crispino, Mr. Gilmore and Ms. Sweeney:

On behalf of our client, Xunlei Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff ( the “Staff”) of  the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 11, 2014. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.  To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on February 18, 2014.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references to the Revised Draft

Registration Statement where the language addressing a particular comment appears.  Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

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Prospectus Summary

Our history and structure, page 4

1.                                      We note your disclosure on page 6 regarding the definitive agreement for series E preferred share financing with Xiaomi Ventures Limited. In light of the significance of the financing, please provide pro forma financial information pursuant to Article 11 of Regulation S-X that reflects this financing.

The Company respectfully advises the Staff that it is conducting fair value analysis in order to finalize the required pro forma financial information and will include such information in the next submission.

Risk Factors

“If the PRC government finds that the agreements that establish...,” page 36

2.                                      We note your response to prior comment 13. Please disclose the industries in which your PRC subsidiaries, Giganology Shenzhen and Xunlei Computer, operate and whether those industries are in the “encouraged,” “restricted” or “prohibited” categories under the Catalogue for the Guidance of Foreign Investment Industry.

In response to Staff’s comment, the Company has revised the referenced disclosure on page 142 of the Revised Draft Registration Statement.

Consolidated Financial Statements

Note 2. Summary of significant accounting policies

(n) Barter transactions, page F-23

3.                                      We note your response to prior comment 31 that the company determines the cash price of its sub-licensing transactions through arm’s length negotiations and also considers the operating scale/size of the counterparties. Your determination of “average cash transaction price” for barter transactions appears to be separated between two broad categories of counterparties. Please describe for us your pricing practices with respect to sub-licensing, including your evaluation of the operating scale/size of counterparties. Clarify whether you similarly have two broad categories of counterparties in determining sub-licensing pricing.

The Company respectfully advises the Staff that its normal pricing practice for sub-licensing transactions is a combination of a cost based approach and a market oriented pricing approach. For example, in a typical sub-licensing transaction, the Company determines a “benchmark price” based on the purchase cost of an exclusive content license. If an exclusive content license costs US$1,000 and the Company anticipates that there would be 10 counterparties interested in sub-licensing the content, the benchmark price would be US$100 (i.e. US$1,000/US$10). Usually, the interested counterparties are the other internet portals that are also competing for the rights to the exclusive content. This is the cost based approach.

Using this benchmark price derived from the cost based approach, the Company negotiates with its counterparties based on the counterparties’ operating scale/size. Counterparties that are considered to be “established” are generally the internet portals that also compete for the rights to “blockbuster” exclusive content. They are usually Chinese internet portals that are the most popular and generate the most online user traffic in China. For sub-licensing transactions with these “established counterparties”, the Company negotiates with them in the price range of 90% to 150% of the benchmark price.

Other considerations such as the popularity of the content (using information such as box office results, critics’ reviews, online traffic, etc.), relationship with the counterparty and the timing of the broadcast will play a factor into the final negotiated cash price. For example, if the  content was a movie considered to be a “blockbuster summer film”, the demand for the sub-licensing rights to this blockbuster would increase significantly. Although there are no specific metrics for how the Company prices content based on popularity, the final cash price would be in the upper price range of 130% to 150% of the benchmark price since the demand is higher. Another factor that would affect the pricing of the sub-licensed content would be the timing of the broadcast. If this summer blockbuster film was sub-licensed out six months afterwards (during the winter time), the demand for this content would definitely decrease as most audiences would have seen the film in the movie theatres or on other internet portals. Yet again, this would be factored into the final cash price and would likely be priced below the “benchmark price”.

Internet portals that are considered to be “less established” generally do not compete for the right to exclusive contents. These counterparties are generally smaller Chinese internet portals whose main business is not streaming online media, nor are they television stations or digital television box companies. Given that these exclusive licenses can be sub-licensed out to an unlimited number of counterparties, and the Company does not consider these “less established counterparties” to be a significant competitive threat, the Company is willing to transact with them at a 50% to 60% discount to the benchmark price to maximize the amount of sub-licensing revenue the Company can generate from its content licenses.

The Company would like to advise the Staff that this pricing strategy adopted by the Company is to ensure that the prices at least cover the cost of the exclusive content and at the same time, allows the Company to maximize its profitability by adjusting the “benchmark price” based on the circumstances of the specific sub-licensing transaction. Similar to the barter transaction and as discussed above, the Company segregates two broad categories of counterparties (“less established” and “established”) in determining cash sub-licensing pricing of individual content rights.

4.                                      Your description of the determination of the “average cash transaction price” appears only focused on the two broad categories of counterparties. Please tell us how the type of content being sub-licensed impacts pricing of sub-licensing arrangements. Tell us what consideration was given to separating the sub-licensing transaction data by the type of content in determining “average cash transaction price.”

The Company respectfully advises the Staff that the Company has three main types of content — movies, television series and variety shows.  The price charged by the Company for movies, television series and variety shows is based on the pricing practice as described in the Company’s response to the Staff’s comment 3 above.  As stated above, the Company determines its sub-licensing price based on a combination of a cost based approach (calculating a “benchmark price”) and a market oriented pricing approach (by setting a price depending on the scale/size of the counterparties and also other considerations).

The “type of content” does have an impact on the ultimate pricing of a sub-licensing arrangement because the cost of an exclusive content license is generally dependent on what type of content it is. For example, generally, an exclusive right to movie content is more expensive compared to an exclusive right to variety show content because there is usually a higher demand for movies. However, the pricing of sub-licensing arrangements is not solely dependent on the type of content alone. The pricing of the sub-licensing arrangement is calculated on a case by case basis by considering the cost of the exclusive content, popularity, who the counterparty is, etc., as described in the Company’s response to the Staff’s comment 3 above.

With respect to our consideration for separating the sub-licensing transaction data by the type of content in determining “average cash transaction price”, the Company would like to clarify with the Staff that the calculation of the “average cash transaction price” is on an individual content level. For each barter transaction entered into by the Company in 2011, 2012 and in the first three quarters of 2013, the Company also entered into multiple content sub-licensing transactions for the same content with a number of different counterparties for cash. Therefore, when calculating the “average cash transaction price” for a bartered content, the Company had already considered the type of content that was bartered as it was utilizing the cash sub-licensing transaction prices for that particular content.

However, beginning from the fourth quarter of 2013, there were a number of bartered content transactions in which the Company did not enter into cash sub-licensing arrangements for the same content. In these circumstances, the Company had to determine the “average cash transaction price” of the bartered content based on cash sub-licenses of content that was similar in nature. To assess whether the content was similar in nature to the bartered content, the Company considered 1) the type of content (i.e. movie, television series, variety shows); 2) the origination source of the content (i.e. American movie, Chinese movie, etc.); 3) the timing in which the content was broadcasted and 4) the purchase cost of the content.

5.                                      We note your response to prior comment 33 regarding your basis for consideration of the exchanges of exclusive content as barter transactions to be accounted for pursuant to ASC 845. Please tell us what consideration was given to the applicability of paragraph 30-3(b) and 30-16 of ASC 845-10-30 since both parties use the exchanged content in the same line of business, generating indirect cash flows attributable to the broadcast of such content.

The Company respectfully advises the Staff that it considered both ASC 845-10-30-3(b) and ASC 845-10-30-16, which state that for all nonmonetary exchanges of a product, property or inventory held for sale in the ordinary course of business for another product, property or inventory held for sale in the same line of business shall be measured based on the recorded amount and not on the fair value of the exchanged assets.

The Company refers the Staff to the definition of “inventory” under the Master Glossary in the accounting literature, which is defined as “the aggregate of those items of tangible personal property that have any of the following characteristics: a) held for sale in the ordinary course of business, b) in process of production for such sale and c) to be currently consumed in the production of goods or services to be available for sale.” Although the Company derives advertising revenues and subscription revenues from the content library as a whole, the Company does not view the exchange of exclusive content held by the Company for non-exclusive content held by others as an exchange of a product for sale or an inventory item.

The Company respectfully advises the Staff that the main objective of barter transactions is to obtain broadcasting rights of the content that are exclusively held by other portals in order to increase additional traffic on the Company’s Xunlei Kankan website (to attract different types of online advertisers and network users). Through these barter transactions, the Company will be able to further build up its content library with a wide variety of content to be offered. The right to broadcast the counterparty’s own exclusive content is not available for further sale or re-licensing, but is only usable by the Company as a productive asset to generate advertising revenues and subscription revenues. As such, the Company does not consider the exchanged broadcasting right to be an inventory item or a product held for sale according to the guidance.  Instead, the Company believes the broadcasting rights to be an intangible asset as defined in ASC 350.

Accordingly, the Company believes that ASC 845-10-30-3(b) and ASC 845-10-30-16 do not apply to the Company’s nonmonetary exchange of exclusive content with its counterparties. On the basis of the above, the Company concluded that recording the nonmonetary exchange based on the fair value of the exchanged assets would be the most appropriate.

6.                                      Please describe for us how the margins on barter transactions compare to your typical sub-licensing transactions, stratifying the analysis at the level to which you stratify pricing determinations for your sub-licensing transactions.

The Company respectfully advises the Staff that the margin derived from a barter transaction is identical to the margin derived from a sub-licensing transaction since a barter transactions gain/loss is calculated based on the fair value of the bartered content, which in turn is based on the transacted price of cash sub-licensing transactions. Similar to a sub-licensing transaction, the Company considers the popularity of the content, relationship with the counterparty, and the timing of the broadcast when deciding whether the bartered exchange is of equal value. In a typical barter transaction, the exchanged broadcasting right will be similar in popularity, origination source of the content, timing of broadcast, etc.

Note 21. Taxation, page F-44

7.                                      We note your disclosure in Note c on page F-47 that you recorded deferred tax liabilities arising from the aggregate retained earnings and reserves of the VIE and its subsidiaries that are expected to be recovered by Giganology Shenzhen and other affiliates of the Group in future periods. Please explain to us how you applied the provisions of ASC 740-30-25-5 and related guidance in determining whether to record a deferred tax liability on the excess of the carrying amount for financial reporting over the tax basis of your investment in the VIE. In addition, tell us how you considered the disclosure requirements in ASC 740-30-50-2.

The Company respectfully advises the Staff that the Company has considered the provision of ASC 740-30-25-5, which provides guidance on accounting for specific temporary differences related to investments in subsidiaries and corporate joint ventures, including differences arising from undistributed earnings and other outside basis differences.

The Company respectfully provides the following background of  Giganology Shenzhen’s outside basis difference in the VIE. The Company has been generating operating cash flow [and profits] substantially from its VIE, given that the VIE owns the necessary Internet Content Provider licenses and the internet portals (i.e. Kankan website) which form the platform to serve the users and customers.  Beginning in 2010, the VIE started to generate and accumulate profits for the first time and as of December 31, 2013, approximately US$32 million had been accumulated in the VIE’s accounting books as its retained earnings and distributable reserves. Given the legal structure of the current VIE arrangement, the tax basis of Giganology Shenzhen, a wholly owned subsidiary of the Company, in the VIE is nil, while its accounting book basis is the net assets of the VIE including the undistributed retained earnings.

Since both Giganology Shenzhen and the VIE are domestic entities in the PRC, the recognition of a deferred tax liability under ASC 740-30-25-5 is required to be recorded unless “the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the entity expects that it will ultimately use that means”, as stipulated in ASC 740-30-25-7.

Under the tax regime in China, distribution of earnings amongst domestic PRC companies is tax free. However, Giganology Shenzhen does not have an equity interest in the VIE, and the VIE is not able to distribute its net assets to Giganology Shenzhen directly without incurring a tax cost in the PRC. Therefore, the Company has formulated a tax plan in which the Company would recover the net assets in the VIE without incurring tax and/or other significant costs.

The Company respectfully advises the Staff that the formulated tax plan involves a series of proposed intercompany transactions between the VIE and the Company’s other existing or planned wholly owned subsidiaries (“WOFEs”) that occur after those WOFEs obtain various tax exemptions. For example, technology companies which are set up in Shenzhen Special Economic Zone and fulfill certain criteria can apply for an exemption from enterprise income tax (“EIT”) for two years commencing from their first year of profitable operation after offsetting prior year’s tax losses, followed by a 50% reduction in EIT for the next three years. With that in mind, the Company plans to embark on various transactions that will have the effect of gradually transferring the retained earnings of the VIE to these other wholly owned subsidiaries during the tax free period. These transfers will involve the transfer of newly developed software from a WOFE to the VIE during the WOFE’s tax free period.  The software (or intangible assets) will be transferred at an amount in excess of the value that it could generate for the VIE. These transfers will also involve the provision of software development and consulting services to be rendered by the WOFE for the VIE.  The VIE will incur losses as a result and thus reduce WOFE’s outside basis difference in the VIE.

The Company believes that significant judgement is required in order to determine whether this tax plan can achieve its objective of recovering the outside basis differences in a tax free manner given that uncertainties exist with regards to 1) the tax authority challenging the substance of the transfers between the VIE and the other wholly owned entity, and 2) whether the other wholly owned entities would be able to get approval from the tax authority for the various tax exemptions. Therefore, given the uncertainty, it is the view of the Company that the plan described above cannot be anticipated to allow for recovery of the outside basis difference in a tax free manner pursuant to ASC 740-30-25-7 since the necessary steps are not entirely within the Company’s control.  Accordingly, a deferred tax liability has been recognized for the outside basis difference in the VIE. The deferred tax liability has been provided at a 25% rate which is the standard EIT rate in China.

In 2013, the Company started to implement this formulated tax plan to reduce the WOFE’s outside basis difference in the VIE. At the moment, the Company is awaiting responses from the tax authority on the validity of the transaction. The WOFE and VIE are in the process of filing their 2013 tax returns which will reflect the results of the implementation of the tax plan for a portion of the outside basis difference.

With respect to the disclosure requirements in ASC 740-30-50-2, the Company has considered these requirements, which require a reporting entity to disclose certain information whenever a deferred tax liability is not recognized because of the exceptions to comprehensive recognition of deferred taxes related to subsidiaries and corporate joint ventures. On the basis that the Company recorded a deferred tax liability relating to the undistributed retain earnings of the VIE, the Company does not believe the requirement in ASC 740-30-50-2 is applicable. However, since the Company did not record a deferred tax liability relating to the undistributed retains earnings of Giganology Shenzhen due to the indefinite reversal criteria under APB 23, the requirements in ASC 740-30-50-2 would be applicable. The Company respectfully refers the Staff to the Revised Draft Registration Statement for the updated disclosure.

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If you have any questions regarding this letter or the Revised Draft Registration Statement, please do not hesitate to contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Sean Shenglong Zou, Chief Executive Officer, Xunlei Limited

Tom Wu, Chief Financial Officer, Xunlei Limited

Kitty Cheung, Partner, PricewaterhouseCoopers

Wilson Chow, Partner, PricewaterhouseCoopers

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP